COMMENTS RECEIVED ON 04/15/2024

FROM KIM McMANUS

FIDELITY CENTRAL INVESTMENT PORTFOLIO II LLC (File No. 811-22083)

Fidelity International Credit Central Fund

AMENDMENT NO. 50

COMMENTS RECEIVED ON 04/16/2024

FROM DANIEL GREENSPAN

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

VIP Investment Grade Central Fund

AMENDMENT NO. 115

FIDELITY HANOVER STREET TRUST (File No. 811-03466)

Fidelity Emerging Markets Debt Central Fund, Fidelity Emerging Markets Debt Local Currency Central Fund

AMENDMENT NO. 66

“Fund Management” (Part A of the Registration Statement)

“Advisory Fees”

“The fund does not pay a management fee to the Adviser.”

C:

For each fund, the Staff requests we revise disclosure to clarify how the Adviser is compensated and explain any changes in the basis of computing the Adviser’s compensation during the fiscal year per Item 10 Instruction 2 of Form N-1A.

R:

The disclosure will be revised as follows (underlined added):

“[The/Each] fund does not pay a management fee to the Adviser. Prior to March 1, 2024, for each fund that invested in Fidelity® [International Credit/VIP Investment Grade/Emerging Markets Debt/Emerging Markets Debt Local Currency] Central Fund, the Adviser received a portion of the investing fund’s management fee.”